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Exhibit 99.(c)(1)

24 August 2005

TIM Hellas Telecommunications S.A.
Kifissias 66 Avenue,
1515 25 Maroussi
Athens
Greece

Members of the Board:

        We understand that TIM Hellas Communications S.A. ("TIM Hellas" or the "Company") and Troy GAC Telecommunications S.A. ("Troy GAC"), have entered into a draft merger agreement dated 21 July 2005 (the "Merger Agreement"), which provides, among other things, for the cash-out merger under Greek law of the Company with and into Troy GAC, following which Troy GAC will be the surviving corporation (the "Merger"). Pursuant to the Merger, each ordinary share of nominal value €1.53 in the capital of the Company (the "Ordinary Shares") will be cancelled and (other than Ordinary Shares held by Troy GAC) will be converted into the right to receive €16.42475 in cash (the "Cash Consideration"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement. We further understand that Troy GAC already holds approximately 80.87% of the Ordinary Shares.

        You have asked for our opinion as to whether the Cash Consideration to be received by the holders of Ordinary Shares (other than Troy GAC) pursuant to the Merger Agreement is fair from a financial point of view to such holders of Ordinary Shares.

        For the purposes of the opinion set forth herein, we have:

  (a)
  reviewed certain publicly available financial statements and other business and financial information of the Company;

  (b)
  reviewed certain internal financial statements and other financial and operating data concerning the Company;

  (c)
  reviewed certain financial projections prepared by the management of the Company;

  (d)
  discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  (e)
  reviewed the reported prices and trading activity for the Ordinary Shares;

  (f)
  compared the financial performance of the Company and the prices and trading activity of the Ordinary Shares with that of certain other publicly-traded companies comparable with the Company and their securities;

  (g)
  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  (h)
  reviewed the Merger Agreement and certain related documents; and

  (i)
  reviewed such other information and considered such other factors as we have deemed appropriate.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. In addition, we have assumed that the Merger will be completed in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. We are financial advisors only and, accordingly, have relied, without independent verification, upon the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as at, the date hereof. Events occurring after the date hereof, may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

        We have been retained by the Board of Directors of the Company to provide only a financial opinion letter in connection with the Merger. As a result, we have not been involved in structuring, planning or negotiating the Merger. We will receive a fee for our services upon rendering of this financial opinion. In the past, we have provided financial advisory services to parties affiliated with Troy GAC and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Company, Troy GAC and/or parties affiliated with Troy GAC in the future and would receive fees for the rendering of these services. In the ordinary course of our trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of the Company or any other company or any currency or commodity that may be involved in this transaction.

        It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law and in the related transaction statement to be distributed to Company shareholders. Morgan Stanley expresses no opinion or recommendation as to how the respective shareholders of the Company and Troy GAC should vote at the shareholders' meetings to be held in connection with the Merger.

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the Cash Consideration to be received by the holders of Ordinary Shares (other than Troy GAC) pursuant to the Merger Agreement is fair from a financial point of view to such holders of Ordinary Shares.

Very truly yours,
MORGAN STANLEY & CO. LIMITED
By:	/s/ PHILIP APOSTOLIDES
Philip Apostolides Managing Director

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  Exhibit 99.(c)(1)